As filed with the Securities and Exchange Commission on June 28, 2012

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

Application for an Order Pursuant to Section 12(d)(1)(J) of the Investment Company Act of 1940, As Amended (the “Act”), For an Exemption from Sections 12(d)(1)(A) and (B) of the Act, Pursuant to Section 6(c) of the Act for an Exemption from Rule 12d1-2(a) under the Act and Pursuant to Sections 6(c) and 17(b) of the Act for an Exemption from Sections 17(a)(1) and (2) of the Act

NEUBERGER BERMAN ALTERNATIVE FUNDS
NEUBERGER BERMAN EQUITY FUNDS
605 Third Avenue, 2nd Floor
New York, NY 10158-0180

NEUBERGER BERMAN MANAGEMENT LLC
605 Third Avenue, 2nd Floor
New York, NY 10158-0180

File No. _________

Please send all communications,
notices and orders to:	Copies to:

Arthur C. Delibert	Maxine Gerson
K&L Gates LLP	Neuberger Berman LLC
1601 K Street, N.W.	605 Third Avenue, 21st Floor
Washington, DC 20006	New York, New York 10158-3698

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I.           INTRODUCTION

Neuberger Berman Alternative Funds and Neuberger Berman Equity Funds (each a “Trust,”) and Neuberger Berman Management LLC (the “Adviser”) (collectively referred to as the “Applicants”) submit this application (the “Application”) with the Securities and Exchange Commission (the “Commission”) to request an order under Section 12(d)(1)(J) of the Act exempting certain transactions involving the Applicants from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act, under Section 6(c) of the Act for an exemption from Rule 12d1-2(a) under the Act, and under Sections 6(c) and 17(b) of the Act exempting certain transactions involving the Applicants from Sections 17(a)(1) and 17(a)(2) of the Act.

Applicants request that the order sought herein apply also to each existing and each future series of the Trusts, and to each existing and each future registered open-end management investment company or series thereof (each a “Fund” and collectively, “Funds”) which is advised by the Adviser or any entity controlling, controlled by or under common control with the Adviser and which is part of the same “group of investment companies” (as defined in Section 12(d)(1)(G)(ii) of the Act) as the Trusts.1

II.           APPLICANTS

A.           The Trusts

Each Trust, organized as a Delaware statutory trust, is registered under the Act as an open-end management investment company.  Neuberger Berman Alternative Funds currently offers shares of 3 series, and Neuberger Berman Equity Funds currently offers shares of 21 series, each of which pursues different investment objectives and principal investment strategies.  The Trusts currently include Funds that are not traditional “funds of funds,” but which the Adviser believes would benefit from the ability to invest in other investment companies, such as those specializing in specific asset classes (e.g., real estate, commodities, emerging markets or short-term fixed-income products) or specialized strategies (e.g., a long/short strategy or an index-based strategy). Certain Funds may in the future be structured as traditional “funds of funds” and seek to achieve their objective by investing primarily in other investment companies.

B.           The Adviser

The Adviser is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (“Advisers Act”). The Adviser is a limited liability company organized under the laws of the State of Delaware and is an indirect subsidiary of Neuberger Berman Group LLC (“NB Group”), a majority of the voting equity of which is owned by its employees.  The remaining voting equity of Neuberger Berman Group is owned by Lehman Brothers Holdings Inc. and certain of its subsidiaries.  The Adviser serves as investment adviser for each Fund.  The Adviser employs Neuberger Berman LLC, Neuberger Berman Fixed Income LLC and NB Alternative Investment Management LLC as subadvisers (collectively with any other subadviser within the meaning of Section 2(a)(20)(B) of the Act, “Subadviser”) either to provide research

1 Every existing entity that currently intends to rely on the requested order is named as an Applicant. Any existing or future entity that relies on the order in the future will do so only in accordance with the terms and condition in this Application.

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and related services to a Fund or to manage the assets of a Fund.  Each of Neuberger Berman LLC, Neuberger Berman Fixed Income LLC and NB Alternative Investment Management LLC is registered as an investment adviser under the Advisers Act and is a limited liability company organized under the laws of the State of Delaware. Neuberger Berman LLC, Neuberger Berman Fixed Income LLC and NB Alternative Investment Management LLC are direct and indirect subsidiaries of NB Group. The Adviser intends to manage one of the Funds by selecting one or more investment managers to serve as subadvisers with respect to the day-to-day management of the Fund’s portfolio.2

III.           APPLICANTS’ PROPOSAL

A.           Investments in Underlying Funds by Funds of Funds

Applicants seek an order under Section 12(d)(1)(J) of the Act exempting them from the limitations set forth in Sections 12(d)(1)(A) and (B) of the Act to permit:  (a) a Fund that operates as a “fund of funds” (each, a “Fund of Funds”) to acquire shares of (i) registered open-end management investment companies that are not part of the same “group of investment companies,” within the meaning of Section 12(d)(1)(G)(ii) of the Act, as the Fund of Funds (the “Unaffiliated Investment Companies”) and unit investment trusts (“UITs”) that are not part of the same “group of investment companies” as the Fund of Funds (“Unaffiliated Trusts” and together with the Unaffiliated Investment Companies, “Unaffiliated Funds”)3 or (ii) registered open-end management companies or UITs that are part of the same “group of investment companies” as the Fund of Funds (collectively, “Affiliated Funds,” and together with the Unaffiliated Funds, “Underlying Funds”); and (b) each Underlying Fund, any principal underwriter for the Underlying Fund, and any broker or dealer registered under the Securities Exchange Act of 1934 (“Broker”) to sell shares of the Underlying Fund to the Fund of Funds in amounts in excess of limits set forth in Section 12(d)(1)(B).  Applicants also request that the Commission issue an order under Sections 6(c) and 17(b) to exempt Applicants from Section 17(a) to the extent necessary to permit Underlying Funds to sell their shares to Funds of Funds and redeem their shares from Funds of Funds.

B.           Other Investments by Same Group Investing Funds

Applicants are also requesting an exemption pursuant to Section 6(c) from Rule 12d1-2 under the Act to permit any existing or future Fund that relies on Section 12(d)(1)(G) of the Act (“Same Group Investing Fund”) and that otherwise complies with Rule 12d1-2 under the Act, to also invest, to the extent consistent with its investment objective, policies, strategies and limitations, in financial instruments that may not be securities within the meaning of Section 2(a)(36) of the Act (“Other Investments”).

Consistent with its fiduciary obligations under the Act, the board of trustees (“Board”) of each Same Group Investing Fund will review the advisory fees charged by the Same Group

2 The Adviser is currently applying for an exemptive order from the Commission that allows the Adviser to operate the Fund pursuant to a “manager of managers” structure.
3 Certain of the Unaffiliated Funds may be registered under the Act as either UITs or open-end management investment companies and have received exemptive relief to permit their shares to be listed and traded on a national securities exchange at negotiated prices (“ETFs”).

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Investing Fund’s investment adviser to ensure that the advisory fees are based on services provided that are in addition to, rather than duplicative of, services provided pursuant to the advisory agreement of any investment company in which the Same Group Investing Fund may invest.

IV.           LEGAL ANALYSIS

A.           Section 12(d)(1)

Section 12(d)(1)(A) of the Act prohibits a registered investment company from acquiring shares of an investment company if the securities represent more than 3% of the total outstanding voting stock of the acquired company, more than 5% of the total assets of the acquiring company, or, together with the securities of any other investment companies, more than 10% of the total assets of the acquiring company. Section 12(d)(1)(B) of the Act prohibits a registered open-end investment company, its principal underwriter and any broker or dealer from knowingly selling the shares of the investment company to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company’s total outstanding voting stock, or if the sale will cause more than 10% of the acquired company’s total outstanding voting stock to be owned by investment companies generally. Subject to certain conditions, Section 12(d)(1)(G) provides that the limits under Section 12(d)(1) will not apply to Same Group Investing Funds.

Section 12(d)(1)(G) of the Act provides that Section 12(d)(1) will not apply to securities of an acquired company purchased by an acquiring company if: (i) the acquiring company and acquired company are part of the same “group of investment companies”; (ii) the acquiring company holds only securities of acquired companies that are part of the same “group of investment companies,” government securities, and short-term paper; (iii) the aggregate sales loads and distribution-related fees of the acquiring company and the acquired company are not excessive under rules adopted pursuant to Section 22(b) or Section 22(c) of the Act by a securities association registered under Section 15A of the Securities Exchange Act of 1934 or by the Commission; and (iv) the acquired company has a policy that prohibits it from acquiring securities of registered open-end management investment companies or registered unit investment trusts in reliance on Section 12(d)(1)(F) or (G) of the Act.

Section 12(d)(1)(J) of the Act provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provision of Section 12(d)(1) if the exemption is consistent with the public interest and the protection of investors.  The legislative history of Section 12(d)(1)(J) indicates that when granting relief under Section 12(d)(1)(J), the Commission should consider, among other things, the extent to which a proposed arrangement is subject to conditions that are designed to address conflicts of interest and overreaching by a participant in the arrangement, so that the abuses that gave rise to the initial adoption of the Act’s restrictions against investment companies investing in other investment companies are not repeated.4

4 H.R. Rep. No. 622, 104th Cong., 2d Sess., at 43-44.

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In 2006, the Commission adopted Rule 12d1-2 under the Act.5  That rule permits a registered open-end investment company or a registered UIT relying on Section 12(d)(1)(G) of the Act to acquire:

(1)           securities issued by an investment company, other than securities issued by another registered investment company that is in the same group of investment companies, when the acquisition is in reliance on Section 12(d)(1)(A) or 12(d)(1)(F) of the Act;

(2)           securities (other than securities issued by an investment company); and

(3)           securities issued by a money market fund, when the acquisition is in reliance on Rule 12d1-1.

For the purposes of Rule 12d1-2, the term “securities” means any security as that term is defined in Section 2(a)(36) of the Act.  The Commission noted in the Adopting Release that permitting an affiliated fund of funds to invest, consistent with the fund’s investment policies, directly in stocks, bonds and other types of securities “would allow an acquiring fund greater flexibility in meeting investment objectives that may not be met as well by investments in other funds in the same fund group, while not presenting any additional concerns that Section 12(d)(1)(G) was intended to address.”6

B.           Sections 17(a), 17(b) and 6(c)

Section 17(a) of the Act generally prohibits sales or purchases of securities between a registered investment company and any affiliated persons of the company.  Section 2(a)(3) of the Act defines an “affiliated person” of another person to include (a) any person directly or indirectly owning, controlling or holding with power to vote, 5% or more of the outstanding voting securities of the other person; (b) any person 5% or more of whose outstanding voting securities are directly or indirectly owned, controlled or held with power to vote by the other person; and (c) any person directly or indirectly controlling, controlled by or under common control with the other person.

Section 17(b) of the Act authorizes the Commission to grant an order permitting a transaction otherwise prohibited by Section 17(a) if it finds that (a) the terms of the proposed transaction are fair and reasonable and do not involve overreaching on the part of any person concerned; (b) the proposed transaction is consistent with the policies of each registered investment company involved; and (c) the proposed transaction is consistent with the general purposes of the Act.

Section 6(c) of the Act permits the Commission to exempt any person or transaction from any provision of the Act if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and

5 See Fund of Fund Investments, Investment Company Act Rel. No. 27399 (June 20, 2006) (the “Adopting Release”).
6 See Adopting Release at 17–18.

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provisions of the Act.  Because multiple transactions could occur between a Fund of Funds and an Unaffiliated Fund, and because the Commission may interpret its authority under Section 17(b) as extending only to a single transaction and not a series of transactions, Applicants are also seeking relief pursuant to Section 6(c).

C.           Investments by Funds of Funds in Unaffiliated Funds

1.           Section 12(d)(1)(J).  The proposed arrangement will not give rise to the policy concerns, each discussed specifically below, which underlie Sections 12(d)(1)(A) and (B).7  Applicants agree to conditions that adequately address these concerns.  Accordingly, the Applicants believe that the requested exemption is consistent with the public interest and the protection of investors.

a.           No Undue Influence.  Pyramiding of control is one of the potential abuses of fund holding company structures discussed in the PPI Report.  The PPI Report also expressed concern over the potential concentration of voting control in a fund holding company with respect to its underlying funds.  The PPI Report also expressed concern that sizeable share percentage ownership by one fund in another presents management of underlying funds with an omnipresent threat of lost advisory fees when large redemptions may occur.  Applicants submit that the proposed arrangement will not result in the exercise of undue influence by a Fund of Funds or its affiliated persons over the Unaffiliated Funds.

Condition 1 contains measures designed to limit the control that a Fund of Funds may have over an Unaffiliated Fund.  Condition 1 prohibits the Adviser, any person controlling, controlled by or under common control with the Adviser, and any investment company or issuer that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act that is advised or sponsored by the Adviser or any person controlling, controlled by or under common control with the Adviser (the “Advisory Group”) from controlling (individually or in the aggregate) an Unaffiliated Fund within the meaning of Section 2(a)(9) of the Act.  The same prohibition would apply to any Subadviser to a Fund of Funds, any person controlling, controlled by or under common control with the Subadviser, and any investment company or issuer that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act (or portion of such investment company or issuer) advised or sponsored by the Subadviser or any person controlling, controlled by or under common control with the Subadviser (the “Subadvisory Group”).

Applicants further state that Condition 2 precludes a Fund of Funds or the Adviser, any Subadviser, promoter or principal underwriter of a Fund of Funds, as well as any person controlling, controlled by or under common control with any of those entities (each, a “Fund of Funds Affiliate”) from taking advantage of an Unaffiliated Fund, with respect to transactions between the Fund of Funds or a Fund of Funds Affiliate and the Unaffiliated Fund or its investment adviser(s), sponsor, promoter and principal underwriter, and any person controlling, controlled by or under common control with any of those entities (each, an “Unaffiliated Fund Affiliate”).  No Fund of Funds or Fund of Funds Affiliate (except to the extent it is acting in its capacity as an investment adviser to an Unaffiliated Investment Company or sponsor to an

7 See Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth , H.R. Rep. No. 2337, 89th Cong., 2d Sess., 311–324 (1966) (the “PPI Report”).

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Unaffiliated Trust) will cause an Unaffiliated Fund to purchase a security in an offering of securities during the existence of any underwriting or selling syndicate of which a principal underwriter is an officer, director, trustee, advisory board member, investment adviser, subadviser or employee of the Fund of Funds, or a person of which any such officer, director, trustee, investment adviser, subadviser, member of an advisory board or employee is an affiliated person (each, an “Underwriting Affiliate,” except any person whose relationship to the Unaffiliated Fund is covered by Section 10(f) of the Act is not an Underwriting Affiliate).  An offering of securities during the existence of any underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate is an “Affiliated Underwriting.”

To further assure that an Unaffiliated Investment Company understands the implications of an investment by a Fund of Funds under the requested order, prior to a Fund of Funds’ investment in the shares of an Unaffiliated Investment Company in excess of the limit in Section 12(d)(1)(A)(i) of the Act, the Fund of Funds and the Unaffiliated Investment Company will execute an agreement stating, without limitation, that their Boards and their investment advisers understand the terms and conditions of the order and agree to fulfill their responsibilities under the order (“Participation Agreement”).  Applicants note that an Unaffiliated Investment Company (other than an ETF whose shares are purchased by a Fund of Funds in the secondary market) will retain its right at all times to reject any investment by a Fund of Funds.8

b.           No Excessive Layering of Fees.  Applicants do not believe that the proposed arrangement will involve excessive layering of fees.  To assure that the investment advisory or management fees are not duplicative, Applicants state that, in connection with the approval of any investment advisory or management contract under Section 15 of the Act, the Board of the Fund of Funds, including a majority of the trustees who are not “interested persons,” as defined in Section 2(a)(19) of the Act (“Independent Trustees”), will find that the advisory fees charged under such advisory contract are based on services provided that are in addition to, rather than duplicative of, services provided pursuant to any Underlying Fund’s advisory contract(s).  Such finding, and the basis upon which the finding was made, will be recorded fully in the minute books of the Fund of Funds.  Applicants further state that the Adviser will waive fees otherwise payable to it by a Fund of Funds in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by an Unaffiliated Investment Company pursuant to rule 12b-1 under the Act) received from an Unaffiliated Fund by the Adviser, or an affiliated person of the Adviser, in connection with the investment by the Fund of Funds in the Unaffiliated Fund, subject to certain exceptions noted in Condition 10.

Any sales charges and/or service fees charged with respect to shares of a Fund of Funds will not exceed the limits applicable to a fund of funds set forth in Rule 2830 of the Conduct Rules of the NASD (“NASD Conduct Rule 2830”).9

c.           Structure Is Not Overly Complex.  Applicants state that the proposed arrangement will not create an overly complex fund structure because no Underlying

8 An Unaffiliated Investment Company, including an ETF, would retain its right to reject any initial investment by a Fund of Funds in excess of the limit in Section 12(d)(1)(A)(i) of the Act by declining to execute the Participation Agreement with the Fund of Funds.
9 Any references to NASD Conduct Rule 2830 include any successor or replacement FINRA rule to NASD Conduct Rule 2830.

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Fund will acquire securities of any other investment company or company relying on Section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act, except to the extent that such Underlying Fund:  (a) receives securities of another investment company as a dividend or as a result of a plan of reorganization of a company (other than a plan devised for the purpose of evading Section 12(d)(1) of the Act); or (b) acquires (or is deemed to have acquired) securities of another investment company pursuant to exemptive relief from the Commission permitting such Underlying Fund to:  (i) acquire securities of one or more investment companies for short-term cash management purposes, or (ii) engage in interfund borrowing and lending transactions.

2.           Section 17(a).  Section 17(a) of the Act generally prohibits sales or purchases of securities between a registered investment company and any affiliated persons of the company.  Section 2(a)(3) of the Act defines an “affiliated person” of another person to include (a) any person directly or indirectly owning, controlling, or holding with power to vote, 5% or more of the outstanding voting securities of the other person; (b) any person 5% or more of whose outstanding voting securities are directly or indirectly owned, controlled or held with power to vote by the other person; and (c) any person directly or indirectly controlling, controlled by or under common control with the other person.

Applicants state that the Funds of Funds and the Affiliated Funds might be deemed to be under common control of the Adviser and therefore affiliated persons of one another.  Applicants also state that the Funds of Funds and the Unaffiliated Funds might be deemed to be affiliated persons of one another if a Fund of Funds acquires 5% or more of an Unaffiliated Fund’s outstanding voting securities.  In light of these and other possible affiliations, Section 17(a) could prevent an Underlying Fund from selling shares to and redeeming shares from a Fund of Funds.

Section 17(b) of the Act authorizes the Commission to grant an order permitting a transaction otherwise prohibited by Section 17(a) if it finds that (a) the terms of the proposed transaction are fair and reasonable and do not involve overreaching on the part of any person concerned; (b) the proposed transaction is consistent with the policies of each registered investment company involved; and (c) the proposed transaction is consistent with the general purposes of the Act.  Section 6(c) of the Act permits the Commission to exempt any persons or transactions from any provision of the Act if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Applicants believe that the proposed transactions satisfy the requirements for relief under Sections 17(b) and 6(c) of the Act as the terms are fair and reasonable and do not involve overreaching.10  Applicants state that the terms upon which an Underlying Fund will sell its shares to or purchase its shares from a Fund of Funds will be based on the net asset value of each

10 Applicants acknowledge that receipt of any compensation by (a) an affiliated person of a Fund of Funds, or an affiliated person of such person, for the purchase by the Fund of Funds of shares of an Underlying Fund or (b) an affiliated person of an Underlying Fund, or an affiliated person of such person, for the sale by the Underlying Fund of its shares to a Fund of Funds may be prohibited by Section 17(e)(1) of the Act.  The Participation Agreement also will include this acknowledgement.

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Underlying Fund.11 Applicants also state that the proposed transactions will be consistent with the policies of each Fund of Funds and Underlying Fund, and with the general purposes of the Act.

D.           Other Investments by Same Group Investing Funds

Applicants believe that permitting Same Group Investing Funds to invest in Other Investments would not raise any of the concerns that Section 12(d)(1) of the Act as originally adopted and as amended in 1970 was intended to address, as described earlier in this Application.  Section 12(d)(1)(G) reflects a determination by Congress that certain fund of funds arrangements do not raise the concerns underlying the prohibitions in Sections 12(d)(1)(A) and (B).  Section 12(d)(1)(G) addresses these concerns by requiring that the acquiring fund and the acquired fund be part of the same “group of investment companies,” limiting charges and fees of the acquiring company and acquired company and requiring that the acquired fund not act as a fund of funds itself.  The approval of Rule 12d1-2 demonstrates a determination by the Commission that fund of funds investments in stocks, bonds and other types of securities that are not issued by registered investment companies do not raise any of the concerns that Section 12(d)(1) was intended to address.

Likewise, permitting Other Investments by Same Group Investing Funds in furtherance of their investment objectives, policies, strategies and limitations as requested herein will not raise any of the concerns underlying the prohibitions in Sections 12(d)(1)(A) and (B).  Instead, this additional flexibility will provide the Same Group Investing Funds a broader array of investment options through which to pursue their investment objectives.

Applicants request an order under Section 6(c) of the Act for an exemption from Rule 12d1-2(a) to allow the Same Group Investing Funds to invest in Other Investments.  Applicants state that the proposed arrangement would comply with the provisions of Rule 12d1-2 under the Act, but for the fact that the Same Group Investing Funds may invest a portion of their assets in Other Investments.  Applicants submit that the requested exemption offers significant benefits, as detailed above, and is appropriate in the public interest and consistent with the protection of investors and the purposes of the Act, and therefore meets the standards for relief set out in Section 6(c) of the Act.  As indicated below, the Commission has already granted to a number of other applicants relief similar to that requested in this Application.

V.           SUPPORTING PRECEDENT

The Commission has granted exemptive orders to other mutual fund complexes who sought relief for fund of funds arrangements with affiliated and unaffiliated investment

11 Applicants note that a Fund of Funds generally would purchase and sell shares of an Unaffiliated Fund that operates as an ETF through secondary market transactions rather than through principal transactions with the Unaffiliated Fund.  To the extent that a Fund of Funds purchases or redeems shares from an ETF that is an affiliated person of the Fund of Funds in exchange for a basket of specified securities as described in the application for the exemptive order upon which the ETF relies, Applicants also request relief from Section 17(a) for those in-kind transactions.  Applicants are not seeking relief from Section 17(a) for, and the requested relief will not apply to, transactions where an ETF could be deemed an affiliated person, or an affiliated person of an affiliated person, of a Fund of Funds because an investment adviser to the ETF is also an investment adviser to the Fund of Funds.

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companies, and whose requests for relief included conditions substantially similar to those included in this Application.

Reference is made to GPS Funds I, et al. (GPS), Investment Company Act Rel. No 30044 (April 24, 2012) (Notice), Investment Company Act Rel. No. 30067 (May 22, 2012) (Order) (the “GPS Order”). The GPS Order, which is substantially identical to this Application, in all material respects, granted an exemption under Section 12(d)(1)(J) of the Act from Sections 12(d)(1)(A) and (B) of the Act and under Sections 6(c) and 17(b) from Section 17(a) of the Act to permit the GPS Funds of Funds to acquire shares of affiliated and unaffiliated funds in excess of the limits set forth in Section 12(d)(1)(A) of the Act.  The GPS Order also allowed fund of funds investing in “securities” in reliance on Rule 12d1-2 to invest in financial instruments that may not be securities within the meaning of the Act.

Reference is made to Aston Funds, et al. (Aston) Investment Company Act Rel. No. 29400 (August 26, 2010) (Notice); Investment Company Act Rel. No. 29443 (Sept. 27, 2010) (Order) (the “Aston Order”).  The Aston Order granted an exemption under Section 12(d)(1)(J) of the Act from Sections 12(d)(1)(A) and (B) of the Act and under Sections 6(c) and 17(b) from Section 17(a) of the Act to permit the Aston Funds of Funds to acquire shares of affiliated and unaffiliated funds in excess of the limits set forth in Section 12(d)(1)(A) of the Act.  The Aston Order also allowed fund of funds investing in “securities” in reliance on Rule 12d1-2 to invest in financial instruments that may not be securities within the meaning of the Act.

Reference is also made to Massachusetts Financial Services Company et al. (MFS) Investment Company Act Rel. No. 28649 (March 17, 2009) (Notice); Investment Company Act Rel. No. 28694 (April 14, 2009) (Order) (the “MFS Order”).  The MFS Order permitted certain funds to sell shares to unaffiliated Funds of Funds in excess of the limits set forth in Section 12(d)(1)(B) of the Act, and for such unaffiliated Funds of Funds to purchase shares of the MFS funds in excess of the limits set forth in Section 12(d)(1)(A) of the Act.  The MFS Order also allowed fund of funds investing in “securities” in reliance on Rule 12d1-2 to invest in financial instruments that may not be securities within the meaning of the Act.

Additional reference is made to Lincoln Variable Insurance Products Trust et al. (Lincoln), Investment Company Act Rel. No. 29168 (March 5, 2010) (Notice), Investment Company Act Rel. No. 29196 (March 31, 2010) (Order) (the “Lincoln Order”).  The Lincoln Order permitted certain funds to sell shares to unaffiliated Funds of Funds in excess of the limits set forth in Section 12(d)(1)(B) of the Act, and for such unaffiliated Funds of Funds to purchase shares of the Lincoln funds in excess of the limits set forth in Section 12(d)(1)(A) of the Act.  The Lincoln Order also allowed fund of funds investing in “securities” in reliance on Rule 12d1-2, to invest in financial instruments that may not be securities within the meaning of the Act.

Reference is also made to HealthShares et al., Investment Company Act Rel. No. 27844 (May 29, 2007) (Notice), Investment Company Act Rel. No. 27871 (June 21, 2007) (Order); ProFunds, et al., Investment Company Act Rel. No. 27599 (Dec. 19, 2006) (Notice), Investment Company Act Rel. 27658 (Jan. 9, 2007) (Order); Frank Russell Investment Company, et al, Investment Company Act Rel. No. 27288 (April 17, 2006) (Notice), Investment Company Act Rel. No. 27319 (May 15, 2006) (Order); ING Partners, Inc., et al., Investment Company Act Rel. No. 27116 (October 12, 2005) (Notice), Investment Company Act Rel. No. 27142

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(November 8, 2005) (Order); and MetLife Investors USA Insurance Company, et al., Investment Company Act Rel. No. 27028 (August 16, 2005) (Notice), Investment Company Act Rel. No. 27059 (September 7, 2005) (Order). Each of these applications requested similar relief to that requested by the Applicants.

VI.           APPLICANTS’ CONDITIONS

Investments by Funds of Funds in Underlying Funds

Applicants agree that the relief to permit Funds of Funds to invest in Underlying Funds shall be subject to the following conditions:

1.  The members of an Advisory Group will not control (individually or in the aggregate) an Unaffiliated Fund within the meaning of Section 2(a)(9) of the Act.  The members of a Subadvisory Group will not control (individually or in the aggregate) an Unaffiliated Fund within the meaning of Section 2(a)(9) of the Act.  If, as a result of a decrease in the outstanding voting securities of an Unaffiliated Fund, the Advisory Group or a Subadvisory Group, each in the aggregate, becomes a holder of more than 25 percent of the outstanding voting securities of the Unaffiliated Fund, then the Advisory Group or the Subadvisory Group will vote its shares of the Unaffiliated Fund in the same proportion as the vote of all other holders of the Unaffiliated Fund’s shares.  This condition will not apply to a Subadvisory Group with respect to an Unaffiliated Fund for which the Subadviser or a person controlling, controlled by, or under common control with the Subadviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the Act (in the case of an Unaffiliated Investment Company) or as the sponsor (in the case of an Unaffiliated Trust).

2.  No Fund of Funds or Fund of Funds Affiliate will cause any existing or potential investment by the Fund of Funds in shares of an Unaffiliated Fund to influence the terms of any services or transactions between the Fund of Funds or a Fund of Funds Affiliate and the Unaffiliated Fund or an Unaffiliated Fund Affiliate.

3.  The Board of each Fund of Funds, including a majority of the Independent Trustees, will adopt procedures reasonably designed to assure that its Adviser and any Subadviser(s) to the Fund of Funds are conducting the investment program of the Fund of Funds without taking into account any consideration received by the Fund of Funds or Fund of Funds Affiliate from an Unaffiliated Fund or an Unaffiliated Fund Affiliate in connection with any services or transactions.

4.  Once an investment by a Fund of Funds in the securities of an Unaffiliated Investment Company exceeds the limit of Section 12(d)(l)(A)(i) of the Act, the Board of the Unaffiliated Investment Company, including a majority of the Independent Trustees, will determine that any consideration paid by the Unaffiliated Investment Company to a Fund of Funds or a Fund of Funds Affiliate in connection with any services or transactions:  (a) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Unaffiliated Investment Company; (b) is within the range of consideration that the Unaffiliated Investment Company would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (c) does not involve overreaching on the part of any person

Page 11 of 22 sequentially numbered pages (including exhibits)

concerned.  This condition does not apply with respect to any services or transactions between an Unaffiliated Investment Company and its investment adviser(s) or any person controlling, controlled by, or under common control with such investment adviser(s).

5.  No Fund of Funds or Fund of Funds Affiliate (except to the extent it is acting in its capacity as an investment adviser to an Unaffiliated Investment Company or sponsor to an Unaffiliated Trust) will cause an Unaffiliated Fund to purchase a security in any Affiliated Underwriting.

6.  The Board of an Unaffiliated Investment Company, including a majority of the Independent Trustees, will adopt procedures reasonably designed to monitor any purchases of securities by the Unaffiliated Investment Company in an Affiliated Underwriting once an investment by a Fund of Funds in the securities of the Unaffiliated Investment Company exceeds the limit of Section 12(d)(l)(A)(i) of the Act, including any purchases made directly from an Underwriting Affiliate. The Board of the Unaffiliated Investment Company will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Fund of Funds in the Unaffiliated Investment Company.  The Board of the Unaffiliated Investment Company will consider, among other things, (a) whether the purchases were consistent with the investment objectives and policies of the Unaffiliated Investment Company; (b) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (c) whether the amount of securities purchased by the Unaffiliated Investment Company in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board of the Unaffiliated Investment Company will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to assure that purchases of securities in Affiliated Underwritings are in the best interests of shareholders.

7.  Each Unaffiliated Investment Company shall maintain and preserve, permanently in an easily accessible place, a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and shall maintain and preserve for a period not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in an Affiliated Underwriting once an investment by a Fund of Funds in the securities of an Unaffiliated Investment Company exceeds the limit of Section 12(d)(l)(A)(i) of the Act, setting forth the:  (a) party from whom the securities were acquired, (b) identity of the underwriting syndicate’s members, (c) terms of the purchase, and (d) information or materials upon which the determinations of the Board of the Unaffiliated Investment Company were made.

8.  Prior to its investment in shares of an Unaffiliated Investment Company in excess of the limit in Section 12(d)(1)(A)(i) of the Act, the Fund of Funds and the Unaffiliated Investment Company will execute a Participation Agreement stating, without limitation, that their Boards and their investment advisers understand the terms and conditions of the order and agree to fulfill their responsibilities under the order.  At the time of its investment in shares of an Unaffiliated Investment Company in excess of the limit in Section 12(d)(1)(A)(i), a Fund of Funds will notify the Unaffiliated Investment Company of the investment.  At such time, the Fund of Funds will

Page 12 of 22 sequentially numbered pages (including exhibits)

also transmit to the Unaffiliated Investment Company a list of the names of each Fund of Funds Affiliate and Underwriting Affiliate. The Fund of Funds will notify the Unaffiliated Investment Company of any changes to the list of the names as soon as reasonably practicable after a change occurs.  The Unaffiliated Investment Company and the Fund of Funds will maintain and preserve a copy of the order, the Participation Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

9.  Before approving any advisory contract under Section 15 of the Act, the Board of each Fund of Funds, including a majority of the Independent Trustees, shall find that the advisory fees charged under such advisory contract are based on services provided that are in addition to, rather than duplicative of, services provided under the advisory contract(s) of any Underlying Fund in which the Fund of Funds may invest. Such finding and the basis upon which the finding was made will be recorded fully in the minute books of the appropriate Fund of Funds.

10.  The Adviser will waive fees otherwise payable to it by a Fund of Funds in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by an Unaffiliated Investment Company under Rule 12b-1 under the Act) received from an Unaffiliated Fund by the Adviser, or an affiliated person of the Adviser, other than any advisory fees paid to the Adviser or its affiliated person by an Unaffiliated Investment Company, in connection with the investment by the Fund of Funds in the Unaffiliated Fund. Any Subadviser will waive fees otherwise payable to the Subadviser, directly or indirectly, by the Fund of Funds in an amount at least equal to any compensation received by the Subadviser, or an affiliated person of the Subadviser, from an Unaffiliated Fund, other than any advisory fees paid to the Subadviser or its affiliated person by an Unaffiliated Investment Company, in connection with the investment by the Fund of Funds in the Unaffiliated Fund made at the direction of the Subadviser.  In the event that the Subadviser waives fees, the benefit of the waiver will be passed through to the Fund of Funds.

11.  No Underlying Fund will acquire securities of any other investment company or company relying on Section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act, except to the extent that such Underlying Fund:  (a) receives securities of another investment company as a dividend or as a result of a plan of reorganization of a company (other than a plan devised for the purpose of evading Section 12(d)(l) of the Act); or (b) acquires (or is deemed to have acquired) securities of another investment company pursuant to exemptive relief from the Commission permitting such Underlying Fund to (i) acquire securities of one or more investment companies for short-term cash management purposes, or (ii) engage in interfund borrowing and lending transactions.

12.  Any sales charges and/or service fees charged with respect to shares of a Fund of Funds will not exceed the limits applicable to fund of funds set forth in NASD Conduct Rule 2830.

Other Investments by Same Group Investing Funds

Applicants agree that the relief to permit Same Group Investing Funds to invest in Other Investments shall be subject to the following condition:

Page 13 of 22 sequentially numbered pages (including exhibits)

13.  Applicants will comply with all provisions of Rule 12d1-2 under the Act, except for paragraph (a)(2) to the extent that it restricts any Same Group Investing Funds from investing in Other Investments as described in the Application.

VII.           REQUEST FOR ORDER

Applicants request an order under Section 12(d)(1)(J) of the Act exempting certain transactions involving the Applicants from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act, under Section 6(c) of the Act for an exemption from Rule 12d1-2(a) under the Act, and under Sections 6(c) and 17(b) of the Act exempting certain transactions involving the Applicants from Sections 17(a)(1) and (2) of the Act.  Applicants submit, for the reasons stated herein, that their request for exemptive relief meets the respective standards for relief under Sections 12(d)(1)(J), 17(b), and 6(c) of the Act and therefore, Applicants respectfully request that the Commission grant the requested relief.

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Applicants have caused this Application to be duly signed on their behalf on the 26th day of June, 2012.

NEUBERGER BERMAN MANAGEMENT LLC

By:	/s/ Robert Conti
Name:	Robert Conti
Title:	President and Chief Executive Officer

NEUBERGER BERMAN ALTERNATIVE FUNDS

By:	/s/ Robert Conti
Name:	Robert Conti
Title:	President and Chief Executive Officer

NEUBERGER BERMAN EQUITY FUNDS

By:	/s/ Robert Conti
Name:	Robert Conti
Title:	President and Chief Executive Officer

Dated: June 26, 2012

Page 15 of 22 sequentially numbered pages (including exhibits)

EXHIBIT INDEX

A.           Certification

B.           Rule 0-2(d) Verification

Page 16 of 22 sequentially numbered pages (including exhibits)

EXHIBIT A-1

AUTHORIZATION

NEUBERGER BERMAN MANAGEMENT LLC

As Chief Executive Officer and President of Neuberger Berman Management LLC (the “Company”), Robert Conti is authorized to sign and file this document on behalf of the Company pursuant to the Amended and Restated Limited Liability Company Agreement of the Company dated as of May 4, 2009.

NEUBERGER BERMAN MANAGEMENT LLC

By:	/s/ Robert Conti
Name:	Robert Conti
Title:	President and Chief Executive Officer

Page 17 of 22 sequentially numbered pages (including exhibits)

EXHIBIT A-2

AUTHORIZATION

NEUBERGER BERMAN ALTERNATIVE FUNDS

I, Robert Conti, do hereby certify that I am the President of Neuberger Berman Alternative Funds (the “Trust”). I further certify that the following resolutions were duly adopted by the board of trustees of the Trust on the 14th day of June, 2012, and that such resolutions have not been revoked, modified, rescinded, or amended and are in full force and effect:

RESOLVED, that the officers of Neuberger Berman Alternative Funds (the “Trust”) be, and they hereby are, authorized to file on behalf of the Trust an application with the Securities and Exchange Commission to request an order (a) pursuant to Section 6(c), Section 12(d)(1)(J) and Section 17(b) of the Investment Company Act of 1940, as amended (the “1940 Act”) to seek exemption from Section 12(d)(1)(A), Section 12(d)(1)(B), and Section 17(a) to permit the Trust and each applicable series to invest in affiliated and non-affiliated open-end investment companies in excess of the limits of Section 12(d)(1)(A) and (b) pursuant to Section 6(c) of the 1940 Act to seek an exemption from Rule 12d1-2(a) under the 1940 Act to permit series of the Trust relying on Rule 12d1-2 under the 1940 Act to invest in financial instruments that may not be considered securities under the 1940 Act; and it is further

RESOLVED, that the officers of the Trust, with the assistance of counsel, are hereby authorized to prepare and to file any and all amendments to the Application as may be necessary or appropriate; and it is further

RESOLVED, that the Application shall be executed by or on behalf of the Trust by one or more of its officers, and that the officers of the Trust are hereby authorized to take any and all further actions that may be necessary or appropriate to effectuate the foregoing resolutions.

IN WITNESS WHEREOF, I have hereunder subscribed my name to this Certificate as of this 26th day of June, 2012.

By:	/s/ Robert Conti
Name:	Robert Conti
Title:	President

Page 18 of 22 sequentially numbered pages (including exhibits)

EXHIBIT A-3

AUTHORIZATION

NEUBERGER BERMAN EQUITY FUNDS

I, Robert Conti, do hereby certify that I am the President of Neuberger Berman Equity Funds (the “Trust”). I further certify that the following resolutions were duly adopted by the board of trustees of the Trust on the 14th day of June, 2012, and that such resolutions have not been revoked, modified, rescinded, or amended and are in full force and effect:

RESOLVED, that the officers of Neuberger Berman Equity Funds (the “Trust”) be, and they hereby are, authorized to file on behalf of the Trust an application with the Securities and Exchange Commission to request an order (a) pursuant to Section 6(c), Section 12(d)(1)(J) and Section 17(b) of the Investment Company Act of 1940, as amended (the “1940 Act”) to seek exemption from Section 12(d)(1)(A), Section 12(d)(1)(B), and Section 17(a) to permit the Trust and each applicable series to invest in affiliated and non-affiliated open-end investment companies in excess of the limits of Section 12(d)(1)(A) and (b) pursuant to Section 6(c) of the 1940 Act to seek an exemption from Rule 12d1-2(a) under the 1940 Act to permit series of the Trust relying on Rule 12d1-2 under the 1940 Act to invest in financial instruments that may not be considered securities under the 1940 Act; and it is further

RESOLVED, that the officers of the Trust, with the assistance of counsel, are hereby authorized to prepare and to file any and all amendments to the Application as may be necessary or appropriate; and it is further

RESOLVED, that the Application shall be executed by or on behalf of the Trust by one or more of its officers, and that the officers of the Trust are hereby authorized to take any and all further actions that may be necessary or appropriate to effectuate the foregoing resolutions.

IN WITNESS WHEREOF, I have hereunder subscribed my name to this Certificate as of this 26th day of June, 2012.

By:	/s/ Robert Conti
Name:	Robert Conti
Title:	President

Page 19 of 22 sequentially numbered pages (including exhibits)

EXHIBIT B-1

Verification

The undersigned states that (i) he has duly executed the attached Application, dated June 28, 2012, for and on behalf of Neuberger Berman Management LLC; (ii) that he is the Chief Executive Officer and President thereof; and (iii) all action by directors and other bodies necessary to authorize him to execute and file such instrument has been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

NEUBERGER BERMAN MANAGEMENT LLC

By:	/s/ Robert Conti
Name:	Robert Conti
Title:	President and Chief Executive Officer

Page 20 of 22 sequentially numbered pages (including exhibits)

EXHIBIT B-2

Verification

The undersigned states that (i) he has duly executed the attached Application, dated June 28, 2012, for and on behalf of Neuberger Berman Alternative Funds; (ii) that he is a President thereof; and (iii) all action by trustees and other bodies necessary to authorize him to execute and file such instrument has been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

NEUBERGER BERMAN ALTERNATIVE FUNDS

By:	/s/ Robert Conti
Name:	Robert Conti
Title:	President

Page 21 of 22 sequentially numbered pages (including exhibits)

EXHIBIT B-3

Verification

The undersigned states that (i) he has duly executed the attached Application, dated June 28, 2012, for and on behalf of Neuberger Berman Equity Funds; (ii) that he is a President thereof; and (iii) all action by trustees and other bodies necessary to authorize him to execute and file such instrument has been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

NEUBERGER BERMAN EQUITY FUNDS

By:	/s/ Robert Conti
Name:	Robert Conti
Title:	President

Page 22 of 22 sequentially numbered pages (including exhibits)